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02021497

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/29/02 FU

SEC FILE NUMBER
8- 42399

RECEIVED
MAR 2 1 2002
PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE ROCKWELL FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 HUDSON STREET, 5th FLOOR
(No. and Street)

HOBOKEN	NEW JERSEY	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HALKITIS — (201) 792-1435
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANGO, HUBER & MEGLIO, L.L.C.
(Name — if individual, state last, first, middle name)

53 CARDINAL DRIVE	WESTFIELD	NJ	07090
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Michael J. Halkitis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Rockwell Financial Group, Inc., as of March 15th, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 15 day of March 2002

Michael J. Halkitis
Signature

President
Title

ANN GARDA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/23/2003

Ann Garda
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

ROCKWELL FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

MANGO, HUBER & MEGLIO, LLC
CERTIFIED PUBLIC ACCOUNTANTS
53 CARDINAL DRIVE. WESTFIELD, NEW JERSEY 07090

JOHN R. MANGO, CPA
JOHN HUBER III, CPA
STEVEN MEGLIO, CPA

PHONE: (908) 654-3500 FAX: (908) 654-8741

TO THE BOARD OF DIRECTORS OF
ROCKWELL FINANCIAL GROUP, INC.
Hoboken, NJ

We have audited the accompanying balance sheets of Rockwell Financial Group, Inc., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. , as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mango, Huber & Meglio LLC

MANGO, HUBER & MEGLIO, LLC
Certified Public Accountants

February 22, 2002
Westfield, New Jersey

ROCKWELL FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31,

		2001		2000
CURRENT ASSETS				
Cash	$	10,957	$	59,502
Accounts Receivable		15,379		2,103
Due From Related Company		830		-0-
Marketable Securities		-0-		1,625
Prepaid Expenses		8,134		7,390
TOTAL CURRENT ASSETS		35,300		70,620
OTHER ASSETS				
Non-Marketable Securities		3,300		3,300
TOTAL ASSETS	$	38,600	$	73,920
LIABILITIES		-0-		-0-
STOCKHOLDER'S EQUITY (NOTE 2)				
Common Stock - No Par Value; 100 Shares Authorized, Issued and Outstanding		100		100
Additional Paid-in Capital		124,566		124,566
Accumulated Deficit		(86,066)		(50,746)
TOTAL STOCKHOLDER'S EQUITY		38,600		73,920
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,600	$	73,920

See Accountant's Report and Notes to Financial Statements.

ROCKWELL FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

		2001		2000
REVENUE				
Commissions	$	61,693	$	10,464
EXPENSES				
Commissions Expense		22,044		-0-
Officers' Salary		17,419		4,932
Office Salaries		1,201		-0-
Payroll Taxes		2,105		580
Management Fees		12,000		-0-
Licenses and Fees		11,626		8,549
Insurance		205		233
Bank Service Charges		-0-		268
Professional Fees		1,425		-0-
Dues and Memberships		697		350
Corporate Franchise Tax		240		240
Data Processing		411		120
Advertising		-0-		75
Office Expenses		828		-0-
Telephone		9,941		-0-
Postage & Fedex		2,513		-0-
Rent		11,687		-0-
Equipment Rental		433		-0-
Educational Expenses		54		-0-
Travel		2,675		291
Customer Debit Balances		-0-		2,588
TOTAL EXPENSES	$	97,504	$	18,226
LOSS FROM OPERATIONS		(35,811)		(7,762)
OTHER INCOME (LOSS)				
Interest Income, Net of Interest Expense of $21		124		-0-
Realized Loss on Sale of Marketable Securities		(420)		-0-
TOTAL OTHER INCOME (LOSS)		(296)		-0-
NET LOSS	$	(36,107)		(7,762)

See Accountant's Report and Notes to Financial Statements.

ROCKWELL FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
BALANCE AT DECEMBER 31, 1999	100	$ 100	$ 100,566	$ (42,197)	$ 58,469
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2000	-	-	-	(7,762)	(7,762)
UNREALIZED GAIN (LOSS) ON MARKETABLE SECURITIES				(787)	(787)
CAPITAL CONTRIBUTIONS	-	-	24,000	-	24,000
BALANCE AT DECEMBER 31, 2000	100	$ 100	$ 124,566	$ (50,746)	$ 73,920
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2001	-	-	-	(36,107)	(36,107)
UNREALIZED GAIN (LOSS) ON MARKETABLE SECURITIES				787	787
CAPITAL CONTRIBUTIONS	-	-	-	-	-
BALANCE AT DECEMBER 31, 2001	100	$ 100	$ 124,566	$ (86,066)	$ 38,600

See Accountant's Report and Notes to Financial Statements.

ROCKWELL FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (36,107)	$ (7,762)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Realized Loss on Sale of Marketable Securities	420	-0-
Changes in Operating Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable	(13,276)	(1,653)
(Increase) Decrease in Due From Affiliate	(830)	-0-
(Increase) Decrease in Prepaid Expenses	(744)	(480)
Increase (Decrease) in Accrued Expenses	-0-	(2,000)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(50,537)	(11,895)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Marketable Securities	(3,648)	(2,412)
Purchase of Non-Marketable Securities	-0-	(3,300)
Proceeds From sale of Marketable Securities	5,640	-0-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	1,992	(5,712)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid in Capital	-0-	24,000
NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES	-0-	24,000
NET INCREASE (DECREASE) IN CASH	(48,545)	6,393
CASH - BEGINNING OF YEAR	59,502	53,109
CASH - END OF YEAR	$ 10,957	$ 59,502

See Accountant's Report and Notes to Financial Statements.

NOTE 1 - ENTITY

Rockwell Financial Group company was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose of operating as a securities brokerage. The company is a wholly owned subsidiary of Rockwell Capital Corp., a Delaware corporation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates in effect for the year in such the differences are expected to reverse.

NOTE 3 - PREPAID EXPENSES

Prepaid expenses at December 31, 2001 and 2000 consists of the following:	2001	2000
Licenses & Fees	$ 8,134	$ 7,390

NOTE 4 - ACQUISITION OF MULLINS & COMPANY, INC.

On January 22, 1998 the principals of Rockwell Capital Corp. acquired the stock of Mullins and Company, Inc., a Florida Corporation. The purpose of this acquisition is to obtain the requisite permits, licenses and authorizations in order to conduct business as a broker/dealer.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined in the rule, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital, as defined under Rule 15c3-1, of $10,957 and $60,883, aggregate indebtedness of $ -0- and $-0-, and a minimum net capital requirement of $5,000 and $60,000, respectively.

NOTE 6 - INCOME TAXES

The Company has a net operating loss carryforward of approximately $65,000 available to offset future taxable income through 2020. Because of the net operating losses, the Company paid no income taxes, and there is no current income tax expense recorded for the years ended December 31, 2001 and 2000.

NOTE 7 - RELATED PARTY TRANSACTIONS

Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., an affiliated company. As such, the two companies allocate common expenses such as rent, telephone, utilities, office supplies, travel, postage, advertising and management fees.

At December 31, 2001, due from related company represents the unremitted portion of the allocated expenses described above.

NOTE 8 - OPERATING LEASE

The company leases it's offices from Hobukiet Associates. The offices are located at 70 Hudson Street, Hoboken, New Jersey. The lease term is for three years commencing on January 1, 1999. The lease term was amended during 2001 extending the termination date to December 31, 2004.

Minimum future rentals under this operating lease for the next five years are as follows:

2002	$ 28,875
2003	28,875
2004	28,875
2005	-0-
2006	-0-

SUPPLEMENTAL INFORMATION

AND

COMPLIANCE REPORT

MANGO, HUBER & MEGLIO, LLC
CERTIFIED PUBLIC ACCOUNTANTS
53 CARDINAL DRIVE, WESTFIELD, NEW JERSEY 07090

JOHN R. MANGO, CPA
JOHN HUBER III, CPA
STEVEN MEGLIO, CPA

PHONE: (908) 654-3500 FAX: (908) 654-8741

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
ROCKWELL FINANCIAL GROUP, INC.
Hoboken, NJ

We have audited the accompanying financial statements of Rockwell Financial Group, Inc. as of December 31, 2001 and 2000 and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (SEC) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the SEC. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mango, Huber & Meglio LLC

MANGO, HUBER & MEGLIO, LLC
Certified Public Accountants

February 22, 2002
Westfield, New Jersey

ROCKWELL FINANCIAL GROUP, INC.
SUPPLEMENTARY COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL		
Total Stockholder's Equity Qualified For Net Capital	$	38,600
Non-Allowable Assets		(27,643)
NET CAPITAL	$	10,957

NOTE TO SUPPLEMENTARY COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NOTE 1 - RATIO OF AGGREGATE INDEBTEDNESS

The aggregate indebtedness of the Company at December 31, 2001 was $-0- and the net capital was $10,957. The computation of the ratio of aggregate indebtedness to net capital is .00 to 1.

NOTE 2 - NO MATERIAL DIFFERENCE

There was no material difference between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission presented above and the Company's unaudited computation of net capital included in Part II A of Form X-17A-5(a) (Focus report) as of December 31, 2001.

MANGO, HUBER & MEGLIO, LLC
CERTIFIED PUBLIC ACCOUNTANTS
53 CARDINAL DRIVE, WESTFIELD, NEW JERSEY 07090

JOHN R. MANGO, CPA
JOHN HUBER III, CPA
STEVEN MEGLIO, CPA

PHONE: (908) 654-3500 FAX: (908) 654-8741

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

TO THE BOARD OF DIRECTORS OF
ROCKWELL FINANCIAL GROUP, INC.
Hoboken, NJ

In planning and performing our audit of the financial statements of Rockwell Financial Group, Inc., for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedure can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MANGO, HUBER & MEGLIO, LLC
CERTIFIED PUBLIC ACCOUNTANTS
53 CARDINAL DRIVE, WESTFIELD, NEW JERSEY 07090

JOHN R. MANGO, CPA
JOHN HUBER III, CPA
STEVEN MEGLIO, CPA

PHONE: (908) 654-3500 FAX: (908) 654-8741

Board of Directors
Rockwell Financial Group, Inc.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mango, Huber & Meglio LLC

MANGO, HUBER & MEGLIO, LLC
Certified Public Accountants

February 22, 2002
Westfield, New Jersey